Exhibit 99.2

OFF-COAL AGREEMENT

THIS AGREEMENT ("Agreement") made as of the 24th day of November, 2016.

AMONG:

TRANSALTA CORPORATION
("Company")

- and –

TRANSALTA GENERATION PARTNERSHIP

(“TGP”)

-and-

TRANSALTA COGENERATION L.P.

(“TCLP”)

-and-

KEEPHILLS 3 L.P.

(“K3LP”)

-and-

HER MAJESTY THE QUEEN IN RIGHT OF ALBERTA,

as represented by the Minister of Energy

("Province")

RECITALS:

WHEREAS the Province has determined that it is in the public interest to ensure that no more carbon dioxide and other air contaminants emanate from the combustion of coal after 2030;

WHEREAS the Province accordingly requires the Company to cease operations that produce Coal-Fired Emissions at the Plants in accordance with the Alberta Climate Leadership Plan released by the Province in November 2015;

WHEREAS the Province has determined that it is in the public interest to maintain a positive investment environment while ensuring that workers and communities affected by the coal phase out are supported;

WHEREAS the Company is an Affiliate of each of K3LP, TGP and TCLP, and K3LP has a fifty percent co-ownership interest in Keephills Generating Station Unit 3, TGP has a fifty percent co-ownership interest in Genessee Generating Station Unit 3, and TCLP has a fifty percent co-ownership interest in Sheerness Generating Station Units 1 and 2; and

In consideration of the mutual promises and obligations contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties, the Parties agree as follows:

1.	DEFINITIONS

In this Agreement, the following terms shall have the following defined meanings:

"Affiliate" has the meaning contemplated for that term in the Securities Act, RSA 2000 c. S-4 as amended to the date hereof;

“Affected Companies” means Capital Power Corporation and ATCO Ltd.;

“Coal-Fired Emissions” means emissions into the atmosphere from the combustion of coal including air contaminants such as sulphur dioxide, nitrogen oxides, mercury, primary particulate matter, and carbon dioxide and other specified gases as defined in the Climate Change and Emissions Management Act and regulations thereunder;

"Parties" means, collectively, the Company, TGP, TCLP and the Province, and “Party” means any one of them;

“Plant Owners” means K3LP, TGP and TCLP, and “Plant Owner” means any one of them;

"Plants" means the coal powered electricity generation plants known as Keephills Generating Station Unit 3, Genessee Generating Station Unit 3, Sheerness Generating Station Unit 1 and Sheerness Generating Station Unit 2; and

"Transition Payment" has the meaning set forth in Section 3(a) of this Agreement.

2.	CESSATION OF COAL-FIRED EMISSIONS

The Company shall cause the Plant Owners to ensure and each of the Plant Owners shall ensure that the Plants will cease Coal-Fired Emissions from the Plants on or before December 31, 2030. It is understood and agreed that in respect of any Plant where the Company or a Plant Owner holds less than a 100% interest in the applicable Plant, this covenant applies only to the extent of the electricity production owned, controlled and dispatched by the applicable Plant Owner from that Plant. For greater certainty, nothing in this Agreement shall prevent or restrict any Plant from generating electricity at any time by any method other than by the combustion of coal.

3.	payments
(a)	Subject to the Company meeting the eligibility conditions in Section 5 and the obligations in Sections 6 and 7, the Province covenants and agrees to pay to, or as directed by, the Company fourteen (14) annual payments each of $39,851,704.60 (in aggregate, the “Transition Payment”).
(b)	The Transition Payment shall be paid in annual payments of $39,851,704.60 on or before July 31 in each year commencing in 2017, with the first payment being payable on or before July 31, 2017, and the last payment being payable on or before July 31, 2030. The Company shall provide bank account payment instructions for payment to the Province concurrently with the execution of this Agreement, and thereafter in accordance with a notice under Section 11(k) of this Agreement.
(c)	If the Company fails to meet the eligibility conditions in Section 5 and meet the obligations in Sections 6 and 7 and fails to cure such failure within 90 days of notice from the Province (without regard for the original time by which an eligibility condition was to be satisfied or performance was to occur, if any), then the Province shall not be required to make any further unpaid payments under this Agreement. The Province’s sole rights and remedies in the case of the Company’s failure to meet any of the eligibility conditions in Section 5 or to perform any of the obligations in Sections 6 and 7 or to cure any of such foregoing failures are provided in this Section 3(c) provided that, in the event the Company brings an action contrary to Section 7, then the Province shall be entitled to raise Section 7 as a defence to such an action.

(d)	If the Company or any of the Plant Owners fail to fulfill the covenant in Section 2, then, in addition to any other remedies the Province may have at law (including injunctive relief), the Company shall repay the full amount of the Transition Payment actually received by the Company under this Agreement.

4.	EQUIVALENT RIGHTS
(a)	The Parties acknowledge that the Province is under no legal obligation to compensate or otherwise pay any amount to the Company as result of the phase out of Coal Fired Emissions (other than under the terms of this Agreement); nevertheless, the Province determined the amount of the Transition Payment in accordance with the formula attached in Schedule A hereto. If the Province enters into a similar off-coal agreement with any of the Affected Companies or their Affiliates and uses a different formula that, if applied to the Company, would result in a materially higher Transition Payment, then the Province will pay the difference to the Company in equal increments over the remaining annual payment dates. In this section, "materially higher" means a difference of at least $5 million over 14 years.
(b)	The parties further acknowledge that the Province relied on information from the Company in relation to some of the inputs into the formula, specifically, the net book value of the Plants. If, as a result of a review or examination under Section 6, the Province determines, acting reasonably, that the net book value is lower than the value provided by the Company, then the Province may recalculate the Transition Payment and reduce the Transition Payment on the basis of the formula attached in Schedule A hereto.
5.	ELIGIBILITY FOR PAYMENT

During the period commencing on the date of this Agreement and ending on December 31, 2030, the Company will comply with the following eligibility conditions:

(a)	The Company, on a consolidated basis, shall spend a minimum of XXXXXXXXXXXX each calendar year on investment and investment related activities in Alberta with respect to its electricity business. For purposes of this Section 5(a), “investment and investment related activities” includes:
(i)	any and all capital expenses of any nature or kind, including new capital investments, sustaining capital expenditure or major maintenance capital expenditure; and
(ii)	any and all development costs or expenses of any nature or kind, including those incurred in relation to the preparation or submission of bids, production or procurement of studies, including technical feasibility studies and environmental impact assessments, obtaining, maintaining or appealing regulatory approvals, stakeholder engagement, and planning; and

(iii)	any and all costs of infrastructure development, construction, maintenance, or decommissioning;

including in each of the foregoing clauses (i) to (iii) in respect of any coal-to-gas conversion of the Plants.

(b)	The Company shall continually maintain a significant business presence in the Province of Alberta by:
(i)	maintaining its registered and head office in Alberta;
(ii)	maintaining employment of at least XXXXXX employees in Alberta; and
(iii)	continuing to generate electricity or otherwise participating in the electricity market in Alberta;

provided, that, in the event that a majority of the shares of the Company are acquired by an arm’s length third party or substantially all of the assets of the Company are transferred to an arm’s length third party, the condition related to the head office shall no longer apply. In the event the Province provides a notice to the Company under Section 3(c) of a failure to meet an eligibility condition in this Section 5(b) which was to be continuously met and the Company cures such failure within the cure period, such failure will be deemed never to have occurred for the purposes of this Section 5(b).

(c)	The Company, on a consolidated basis, shall each calendar year provide XXXXXXXXX towards programs and initiatives to support the communities surrounding the Plants and the employees of the Company and employees of the Plant Owners negatively affected by the phase out of coal-fired generation at the Plants which may include programs and initiatives recommended by the Advisory Panel on Coal Communities.
(d)	The Company shall fulfill its existing and future legal obligations to affected employees, including severance and pension obligations.

6. REPORTING

(a)	The Company will deliver a report, certified by a senior officer (without personal liability), to the Minister of Energy and the Minister of Economic Development and Trade (or their respective successors) each year by May 31 confirming that, as of the prior December 31, the eligibility conditions in Section 5 were satisfied and providing reasonable detail in respect of such confirmation and such further information as the Province may reasonably request in relation to the Company’s performance of its obligations and fulfilling the eligibility conditions under this Agreement.
(b)	The Company will permit the Province or the Province’s representative, on reasonable notice, during normal business hours, to examine and take copies of the records of the Company in relation to the performance of its obligations and meeting the eligibility conditions under this Agreement and in relation to any information provided by the Company or the Plant Owners in the course of negotiating this Agreement related to the net book value of the Plants. The Province shall treat the information made available to the Province under this Section 6(b) in substantially the same manner as if it was “Confidential Information” under the Confidentiality Agreement between the Province, the Company and other parties dated April 1, 2016.

7. NO ACTIONS

(a)	Subject to the provisions of Section 7(b), neither the Company nor any Plant Owner shall commence any legal action against the Province or any provincial agency, including the Independent System Operator and the coal facilitator, with respect to the phase out of Coal-Fired Emissions from the Plants, including with respect to the mines, coal supply agreements, mining contracts or mining equipment related to the coal used to fuel the Plants, or alleging any other cause of action in relation to the phase out of Coal Fired Emissions from the Plants;
(b)	Notwithstanding the provisions of Section 7(a), nothing in this Agreement shall prevent the Company or any Plant Owner from commencing any legal action against the Province or any provincial agency with respect to:
(i)	the enforcement of its rights under this Agreement;
(ii)	any power purchase arrangement (as defined under the Electric Utilities Act (Alberta)) to which the Company or a Plant Owner is a party;
(iii)	the operation of its business in the ordinary course, including any regulatory or civil proceedings arising in respect thereof; or
(iv)	any matter not related to the phase out of Coal-Fired Emissions from the Plants.
8.	Representations and Warranties
(a)	The Company and each of the Plant Owners represents and warrants to the Province, and acknowledges that the Province is relying thereon, that it has all requisite corporate or partnership power, capacity and authority to enter into and deliver this Agreement and to perform its obligations hereunder and this Agreement has been duly executed and delivered by it and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to the general qualifications that: (i) enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors' rights generally; (ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court; (iii) the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments; and (iv) enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such document would be determined only in the discretion of the court.
(b)	The Province represents and warrants to the Company and the Plant Owners, and acknowledges that the Company and each of the Plant Owners is relying thereon, that the Province has all requisite power, capacity and authority to enter into and deliver this Agreement and to perform its obligations hereunder and this Agreement has been duly executed and delivered by the Province and constitutes a legal, valid and binding obligation of the Province, enforceable against the Province in accordance with its terms, subject to the general qualifications that: (i) the Province has a general immunity from execution or attachment or similar process for enforcing payment by the Province of monetary judgments; (ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court and are generally not available as remedies against the Province; (iii) the equitable or statutory powers of the courts in Canada having jurisdiction to stay proceedings before them and the execution of judgments; and (iv) enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such document would be determined only in the discretion of the court.

9. PUBLICITY

The Company and the Province agree to coordinate their press releases with respect to this Agreement with each other and the matters contemplated herein forthwith after the date hereof, including providing each other with advance copies of any press release. The Province hereby consents to this Agreement being filed on the Company’s profile on the System for Electronic Document Retrieval and Analysis (SEDAR).

10.	Dispute resolution
(a)	If any dispute arises under or in connection with this Agreement that the Parties cannot resolve, either party may refer such dispute to senior representatives (Executive Vice President or higher of the Company and Deputy Minister or higher of the Province) of both Parties who have authority to settle the dispute by sending a notice of referral to the other Party. As soon as practicable after receipt of the notice of referral but in any event within ten (10) Business Days, the senior representatives shall meet in person to attempt to resolve the dispute. If no meeting of such senior representatives has taken place within 15 Business Days after such referral or if the dispute has not been resolved within 30 days from the receipt of the notice of referral, either Party may initiate proceedings in a court of law in respect of the dispute.
(b)	The Parties submit to the exclusive jurisdiction of the courts in the Province of Alberta and the appellate courts therefrom.
11.	GENERAL
(a)	Enurement. This Agreement shall enure to the benefit of, and be binding upon, each of the Parties and their successors.
(b)	No Partnership or Other Relationship. Nothing herein contained shall be read or construed as creating a partnership, trust or agency relationship or as imposing upon any Party any partnership, trust, good faith or other duty, obligation or liability of any kind, it being the express intention of the Parties that the respective rights, obligations and liabilities of each of the Parties under this Agreement and in respect of the subject matter hereof generally, shall be contractual in nature as independent contractors.
(c)	Severability. If any provision of this Agreement is deemed to be unenforceable, in whole or in part, such provision will be deemed to be severed from this Agreement and the remainder of this Agreement will remain enforceable to the fullest extent permitted by law.

(d)	Waiver. No failure or delay by a Party in exercising any right, power or privilege it has will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege. No waiver of any provision shall be binding upon the Party unless the same is in writing and signed by the Parties.
(e)	Choice of Law/Venue. This Agreement shall be governed by the laws in force in the Province of Alberta and the federal laws of Canada applicable therein.
(f)	Amendments. This Agreement may not be amended except by written agreement of the Parties.
(g)	Term and Survival. (i) Subject to Sections 11(g)(ii) and (iii), this Agreement shall take effect on the date first above written and shall continue in full force until January 1, 2031 unless otherwise agreed to by the Parties in writing. (ii) Any provision of this Agreement under which an obligation of one Party hereto has accrued but has not been discharged shall not be affected by termination of this Agreement, nor shall the Party liable to perform be discharged as a result of any such termination, nor shall termination prejudice any right of one Party against the other in respect of anything done or omitted hereunder prior to such termination or in respect of any right to damages or other remedies. (iii) For greater clarity, the Company’s and Plant Owners’ obligation to ensure that the Plants cease Coal-Fired Emissions from the Plants shall survive the termination of this Agreement indefinitely.
(h)	No Other Representations. This document contains the entire agreement between the Parties as to the subject matter hereof and supersedes all prior oral or written agreements and understandings between the Parties in respect of the subject matter hereof. No other representations have been made relating to the subject matter hereof.
(i)	Time of the Essence. Time is of the essence in this Agreement.
(j)	No Implied Covenants. The Parties have expressed herein their entire understanding and agreement concerning the subject matter of this Agreement. No implied covenant, condition or term shall be read into this Agreement, nor shall any prior oral or written understanding entered into modify or compromise any of the terms and conditions herein.
(k)	Notices. Any notices required or permitted hereunder shall be sent by courier or email to:
The Province:
Office of the Deputy Minister, Energy 8th Floor Petroleum Plaza NT 9945 - 108 Street Edmonton, AB T5K 2G6
Attention: Deputy Minister of Energy Email: coleen.volk@gov.ab.ca

The Company or the Plant Owners:
TransAlta Corporation 110-12th Avenue S.W. Calgary, AB T2P 2M1

Attention: Chief Legal Officer Email:-John_Kousinioris@transalta.com

Any such notices shall be effective upon receipt. Each Party shall provide notice to the other Party of any change in its address or bank account information in accordance with the notice provisions of this Section 11(k).

(l)	Interpretation. The insertion of headings is solely for convenience of reference and shall not affect the interpretation of any provision. Unless the context otherwise requires, words used herein importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders. Where the word "including" or "includes" is used in this Agreement, it means "including (or includes) without limitation". The Parties agree that the Company may fulfill its obligations hereunder through its Affiliates, provided that the liability of the Company for performance by its Affiliates shall not be affected thereby. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular section or other portion hereof and include any agreement supplemental thereto. “Person” shall be interpreted broadly and includes any individual, partnership, association trust, body corporate or other entity. References to “Section” followed by a number or a letter means and refers to the specified section or clause in this Agreement. All currency amounts in this Agreement are stated and shall be paid in Canadian dollars
(m)	Assignment. Subject to Section 11(n), the Company may assign this Agreement with the prior written consent of the other Parties, such consent not to be unreasonably withheld or delayed. It shall be reasonable for the Province to withhold consent if the Province has reasonable grounds for insecurity with respect to the prospective assignee’s ability to meet the obligations in this Agreement. Notwithstanding the foregoing, (i) the Company and the Plant Owners may assign this Agreement to an Affiliate that is controlled, directly or indirectly, by the Company without the consent of the other Parties provided the Company remains liable to perform any obligations in this Agreement that such Affiliate fails to perform; and (ii) the Company or any Plant Owner may assign the benefit of this Agreement, in whole or in part, as security for any indebtedness or financing of the Company or any such Plant Owner without the consent of the other Parties. The Province may not assign this Agreement without the prior written consent of the Parties. Notwithstanding the foregoing sentence, the Province may assign this Agreement to an Affiliate that is controlled, directly or indirectly, by the Province without the consent of the other Parties provided the Province remains liable to perform any obligations in this Agreement that such Affiliate fails to perform.
(n)	Transfer of Ownership of Plants. The Company or the Plant Owners may transfer title to or ownership interest in all the Plants with the consent of the Province, not to be unreasonably withheld, provided that the new owner agrees to be bound by the terms of this Agreement, in which case the Company and the Plant Owners shall be released from their obligations hereunder. It shall be reasonable for the Province to withhold consent if the Province has reasonable grounds for insecurity with respect to the new owner’s ability to meet the obligations in this Agreement. The Company or the Plant Owners may transfer ownership of less than all the Plants, with the consent of the Province not be unreasonably withheld, provided that (i) the new owner agrees to be bound by the terms of this Agreement in respect of such transferred Plant or Plants and (ii) the Company remains liable to perform any obligations in this Agreement that such new owner fails to perform. Notwithstanding the foregoing, the Company and the Plant Owners may transfer title to or an ownership interest in all or less than all the Plants to an Affiliate that is controlled, directly or indirectly, by the Company without the consent of the other Parties provided the Company remains liable to perform any obligations in this Agreement that such Affiliate fails to perform.

(o)	Execution by Counterpart/Facsimile/PDF. This Agreement may be executed in one or more counterparts (including delivery in electronic PDF form), all of which shall be considered one and the same agreement. If a Party delivers a counterpart in electronic PDF form, that Party shall promptly thereafter deliver to the other Party an originally executed counterpart.
(p)	No Third Party Beneficiary. Notwithstanding anything contained herein to the contrary, the provisions of this Agreement are not intended to be for the benefit of any other person to whom obligations are owed by, or who may have any claim against, the Company, except for the Province. No such person shall obtain any rights under this Agreement or shall, by reason of this Agreement, be permitted to make any claim against the Company nor shall any provision of this Agreement be, or construed to be, for the benefit of any other third party.

[The remainder of this page has been left intentionally blank. Signature pages follow.]

IN WITNESS of the foregoing, this Agreement has been executed by each Party as of the date specified above.

HER MAJESTY THE QUEEN IN RIGHT OF ALBERTA, as represented by the Minister of Energy		TRANSALTA CORPORATION
Per:	“Margaret Ellen McCuaig-Boyd”	Per:	“Brett Gellner”
	Signature		Signature
	Margaret Ellen McCuaig-Boyd		Brett Gellner
	Print Name		Print Name
	Minister of Energy		Chief Investment Officer
	Title		Title

TRANSALTA GENERATION PARTNERSHIP, by its manager, TRANSALTA CORPORATION		TRANSALTA COGENERATION L.P., by its general partner, TRANSALTA COGENERATION LTD.
Per:	“John Kousinioris”	Per:	“John Kousinioris”
	Signature		Signature
	John Kousinioris		John Kousinioris
	Name		Name
	Chief Legal and Compliance Officer and Corporate Secretary		Director
	Title		Title
KEEPHILLS 3 L.P., by its general partner, TRANSALTA CORPORATION
Per:	“Brett Gellner”
Signature
Brett Gellner
Name
Chief Investment Officer
Title

Schedule A: TransAlta

Net book value provided by company:

$XXXXXXXXXXXXXXXXXXXX

*Note, Sheerness 1 and 2 have been doubled to represent 50% ownership by TransAlta cogen.

Pro-rated by percentage of life remaining after 2030 to give proxy for 2030 NBV: divided by remaining years under federal end-of-life as of November 2016, then multiplied by years stranded:

$XXXXXXXXXXXXXXXXXXX

Deducted by 10% for sub-critical units and 20% for super-critical units:

$XXXXXXXXXXXXXXXXXX

Unit-by-unit breakdown:

Unit	Federal end-of-life	Pro rata factor	Flat deduction (10%/20%)
Sheerness 1 (50%)	2036	30%	$ XXXXXXXXXXXX
Sheerness 2 (50%)	2040	42%	$ XXXXXXXXXXXX
Genesee 3 (50%)	2055	64%	$ XXXXXXXXXXXX
Keephills 3 (50%)	2061	69%	$ XXXXXXXXXXXX
Total			$ XXXXXXXXXXXX

Discount 2030 NBV back to net present value (NPV) at 3% in 2016:

XXXXXXXXXXXXXXX

Annuity payment (over 14 years):

$39,851,704.60